Issuer Free Writing Prospectus
Registration Statement No. 333-146063
Dated September 14, 2007
Filed Pursuant to Rule 433
USEC Inc.
3.0% Convertible Senior Notes due 2014
Final Terms and Conditions, dated September 24, 2007

Issuer:	USEC Inc.

Notes Offered:	$500,000,000 3.0% Convertible Senior Notes due 2014

Ranking:	Senior unsecured

Price to Public:	100% of face amount

Option to Purchase Additional Notes:	$75,000,000 of Notes

Maturity Date:	October 1, 2014

Pricing Date:	September 24, 2007

Settlement Date:	September 28, 2007

Coupon:	3.0%

Interest Payment Dates:	April 1 and October 1, commencing on April 1, 2008

Conversion Premium:	Approximately 22.5% above $9.76, which is the last reported sale price per share of USEC common stock on the New York Stock Exchange on September 24, 2007

Initial Conversion Price:	Approximately $11.956 per share of USEC common stock

Initial Conversion Rate:	83.6400 shares of USEC common stock per $1,000 principal amount of Notes

Fundamental Change Repurchase Right:	Holders may require USEC to repurchase Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the Notes, in the event of a make-whole fundamental change as described in the preliminary prospectus supplement, based on the stock price and make-whole reference date of the make-whole fundamental change:

	Stock Price

Date	$ 9.76	$ 10.50	$ 12.00	$ 13.50	$ 15.00	$ 16.50	$ 18.00	$ 20.00	$ 22.50	$ 25.00	$ 35.00	$ 50.00	$ 75.00	$100.00
09/24/07	18.8190	16.6974	13.5384	11.2676	9.5731	8.2691	7.2394	6.1666	5.1555	4.3902	2.5916	1.3969	0.5786	0.2348
10/01/08	18.6104	16.4533	13.1546	10.8217	9.1074	7.8068	6.7930	5.7504	4.7818	4.0578	2.3859	1.2901	0.5376	0.2187
10/01/09	18.3468	16.0523	12.5935	10.1962	8.4688	7.1825	6.1968	5.2007	4.2928	3.6259	2.1203	1.1488	0.4782	0.1908
10/01/10	18.1478	15.6520	11.9552	9.4582	7.7058	6.4337	5.4823	4.5447	3.7136	3.1181	1.8158	0.9905	0.4139	0.1633
10/01/11	17.9674	15.1774	11.1352	8.4981	6.7150	5.4685	4.5695	3.7173	2.9935	2.4943	1.4496	0.7975	0.3306	0.1234
10/01/12	17.7831	14.5381	9.9764	7.1504	5.3502	4.1690	3.3693	2.6607	2.1020	1.7398	1.0215	0.5693	0.2318	0.0749
10/01/13	17.5062	13.4454	8.0107	4.9680	3.2685	2.3082	1.7507	1.3304	1.0471	0.8794	0.5402	0.3044	0.1216	0.0321
10/01/14	18.8190	11.5981	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

• If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

• If the stock price is greater than $100.00 per share, subject to adjustment, no adjustments will be made in the conversion rate.

• If the stock price is less than $9.76 per share, subject to adjustment, no adjustments will be made in the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 102.4590 shares per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth in the preliminary prospectus supplement.

Optional Redemption:	The Notes may not be redeemed prior to maturity at the option of the Company.

Denominations:	$1,000

Concurrent Offering:	20 million shares of common stock, par value $0.10 per share, of USEC Inc. at an initial public offering price of $9.76 per share

Use of Proceeds:	The net proceeds to USEC from the sale of the Notes will be approximately $487.3 million (or approximately $560.7 million if the underwriters exercise their option to purchase additional Notes in full) and the net proceeds from the concurrent offering of 20 million shares of USEC common stock will be approximately $185.8 million (or approximately $213.8 million if the underwriters exercise their option to purchase additional shares in full). All of the net proceeds from these offerings will be applied to the development, demonstration and deployment of the American Centrifuge project and USEC’s general operating expenses and working capital requirements, as described in the preliminary prospectus supplement.

Day Count:	30/360

Listing:	The Notes will not be listed.

CUSIP/ISIN:	90333EAC2 / US90333EAC21

Joint Bookrunners:	Goldman, Sachs & Co.
Wachovia Capital Market, LLC
The issuer has filed a registration statement (including a prospectus and prospectus supplements) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (866-471-2526); Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department (4th Floor); or Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152, or by e-mail at equity.syndicate@wachovia.com.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.